NEWS		Exhibit 99
	For Release:	April 30, 2010
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE reports first quarter 2010 earnings of 68 cents per share

ALLETE, Inc. (NYSE: ALE) today reported first quarter 2010 earnings of 68 cents per share, which compares to 55 cents per share reported in the first quarter of 2009. Last year’s results were reduced by $3.2 million after-tax, or 10 cents per share, representing the 2008 portion of interim rate refunds. Excluding that charge, earnings per share would have been 65 cents for the first quarter of 2009.

ALLETE’s net income was $23.0 million on total operating revenue of $233.6 million in the first quarter of 2010. In the same period a year ago, net income was $16.9 million on total operating revenue of $199.6 million.

Regulated Operations earned $24.9 million in the first quarter of 2010, compared with $17.7 million in the first quarter a year ago. The period-over-period increase includes the impact of the aforementioned $3.2 million charge, Minnesota Public Utilities Commission-approved interim rates, new FERC-approved rates, and increased transmission related margins. These increases were significantly offset by higher operating, depreciation, and income tax expenses. Income tax expense included a $3.6 million charge resulting from the Patient Protection and Affordable Care Act of 2010.  Earnings from ALLETE’s investment in the American Transmission Company rose by $0.2 million from the same period a year ago.

“We’ve continued to make significant capital expenditures, including those for mandated environmental improvements and renewable energy additions,” said ALLETE President Alan R. Hodnik. “However, because interim rates are substantially below our requested levels, this year we do not anticipate Minnesota Power will earn the return on equity that has been authorized by the MPUC.”

ALLETE Chairman Don Shippar, who is retiring as CEO effective April 30, said the company was encouraged by indications that the economic outlook is brightening.

“It’s good news for northern Minnesota and the whole region to have its major industry – taconite mining – enjoy increasing production levels,” Shippar said. “Prospects for this industry are clearly better than they were a year ago.”

The Investments and Other segment recorded a net loss of $1.9 million during the quarter, compared with a net loss of $0.8 million in 2009. Results in 2010 included a slightly larger net loss at ALLETE Properties than the year before, and a $0.4 million charge related to the Patient Protection and Affordable Care Act.

The average number of shares outstanding of ALLETE common stock increased year-over-year as the company continued to fund its capital investments, resulting in dilution of six cents per share.

Hodnik added that ALLETE’s earnings guidance for 2010 remains unchanged at $2.05 to $2.35 per share, and provides for a range of potential regulatory outcomes. The earnings guidance excludes the impact of the non-recurring 12 cents per share charge resulting from the Patient Protection and Affordable Care Act.

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has real estate holdings in Florida. More information about the company is available on ALLETE's Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE’s press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company’s financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE’s management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company’s operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company’s ongoing financial performance over the periods presented.

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ALLETE, Inc.

Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited
	Quarter Ended March 31,
	2010	2009
Operating Revenue
Operating Revenue	$233.6	$204.9
Prior Year Rate Refunds	–	(5.3)
Total Operating Revenue	233.6	199.6

Operating Expenses
Fuel and Purchased Power	79.8	72.8
Operating and Maintenance	87.7	80.5
Depreciation	20.0	15.2
Total Operating Expenses	187.5	168.5
Operating Income	46.1	31.1
Other Income (Expense)
Interest Expense	(8.9)	(8.7)
Equity Earnings in ATC	4.5	4.2
Other	1.0	1.1
Total Other Income (Expense)	(3.4)	(3.4)

Income Before Non-Controlling Interest and Income Taxes	42.7	27.7
Income Tax Expense	19.9	10.8
Net Income	$22.8	$16.9
Less: Non-Controlling Interest in Subsidiaries	(0.2)	–
Net Income Attributable to ALLETE	$23.0	$16.9

Average Shares of Common Stock
Basic	33.8	30.9
Diluted	33.8	31.0

Basic and Diluted Earnings Per Share of Common Stock	$0.68	$0.55

Dividends Per Share of Common Stock	$0.44	$0.44

Consolidated Balance Sheet
Millions - Unaudited
	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2010	2009		2010	2009
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$32.5	$25.7	Current Liabilities	108.6	$133.1
Other Current Assets	190.1	199.8	Long-Term Debt	710.1	695.8
Property, Plant and Equipment	1,649.1	1,622.7	Other Liabilities	373.6	372.1
Investment in ATC	90.3	88.4	Deferred Income Taxes & Investment Tax Credits	266.5	253.1
Investments	132.6	130.5	Shareholders' Equity	957.2	939.0
Other	321.4	326.0
Total Assets	$2,416.0	$2,393.1	Total Liabilities and Shareholders' Equity	$2,416.0	$2,393.1

	Quarter Ended
	March 31,
ALLETE, Inc.	2010	2009
Income (Loss)
Millions
Regulated Operations	$24.9	$17.7
Investments and Other	(1.9)	(0.8)
Net Income Attributable to ALLETE	$23.0	$16.9
Diluted Earnings Per Share	$0.68	$0.55

Statistical Data
Corporate
Common Stock
High	$34.00	$33.27
Low	$29.99	$23.35
Close	$33.48	$26.69
Book Value	$26.74	$25.59

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	357	375
Commercial	372	379
Municipals	265	265
Industrial	1,429	1,323
Total Retail and Municipal	2,423	2,342
Other Power Suppliers	803	916
Total Regulated Utility	3,226	3,258
Non-regulated Energy Operations	33	57
Total Kilowatt-hours Sold	3,259	3,315

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.